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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-692

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR
	For Period Ended:	December 31, 2002

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	NORTHWESTERN CORPORATION
Former name if applicable

Address of principal executive office (Street and number) 125 S. Dakota Avenue

City, state and zip code	Sioux Falls, South Dakota 57104

PART II
RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  Although management has worked diligently to complete and file in a timely manner the Registrant's annual report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K"), recent developments relating to the Registrant's financial reporting have required management to devote additional time to complete its ongoing evaluation. The ongoing evaluation will not be completed in sufficient time for the Registrant to (i) complete its financial statements, (ii) assure that the information presented in the Form 10-K complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-K, within the prescribed period without unreasonable effort and expense.

  In the course of finalizing the financial results relating to the year ended December 31, 2002, accounting issues relating to the following have arisen:

  •
  the timing, amount and disclosure of adjustments to certain accruals;

  •
  increases in accounts receivable reserves and write-offs and billing adjustments reserves resulting from deficiencies in Expanets' EXPERT billing and collection systems and data migration from Avaya; and

  •
  the unreliability of year-end percentage of completion data for revenue and cost recognition generated by the EXPERT system, which therefore required completed contract revenue recognition.

        As a result of management's on-going evaluation, the Registrant expects to restate prior unaudited quarterly results for the first three quarters of 2002 and amend its 2002 quarterly reports on Form 10-Q to include disclosures in the appropriate period relating to the aforementioned accounting issues.

        Management is conducting an ongoing evaluation of these accounting issues and of related deficiencies in internal controls regarding:

  •
  the timely evaluation and substantiation of material account balances;

  •
  internal accounting controls relating to the EXPERT system, including the evaluation of appropriate reserves for accounts receivable and billing adjustments at the Registrant's Expanets subsidiary; and

  •
  supervision, staffing and training of accounting personnel.

        Management believes that these weaknesses also may constitute deficiencies in the Registrant's internal and financial controls.

PART IV
OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

Eric R. Jacobsen	(605)	978-2908

(Name)	(Area Code)	(Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              ☒ Yes    ☐ No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              ☒ Yes    ☐ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See information under the caption "Explanation of Anticipated Change In Results of Operations" below.

NORTHWESTERN CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	/s/ KIPP D. ORME

Name: Kipp D. Orme Title: Title: Vice President and Chief Financial Officer

Explanation of Anticipated Change In Results of Operations

        We expect the Registrant's financial results for the fiscal year ended December 31, 2002 to decline in comparison to the financial results for the fiscal year ended December 31, 2001. The Registrant currently expects to report net losses on common stock of approximately $900 million for the year ended December 31, 2002 as compared to $37.5 million of net earnings on common stock for the year ended December 31, 2001. The Registrant's expected 2002 full fiscal year financial results were negatively impacted by the charges discussed below.

        For the 2002 fiscal year, we have recorded or expect to record the following charges aggregating approximately $880 million:

•	Impairment of Blue Dot goodwill and other long-lived assets	$302 million
•	Impairment of Expanets goodwill and other long-lived assets	$289 million
•	Discontinued operations of CornerStone Propane (net of tax benefits)	$102 million
•	Valuation allowance for deferred tax assets	$ 72 million
•	Expanets billing adjustments and accounts receivable write-offs and reserves	$ 66 million
•	Impairment of Montana First Megawatts project	$ 36 million
•	Retirement of acquisition term loan (net of tax benefits)	$ 13 million

        The foregoing estimates of financial results are based upon our ongoing review of a number of the accounting issues described herein and are subject to change based upon management's ongoing evaluation and assessment of these accounting issues.

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NOTIFICATION OF LATE FILING
PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) and (c)
PART III NARRATIVE
PART IV OTHER INFORMATION
Explanation of Anticipated Change In Results of Operations